BIONEUTRAL GROUP, INC.
211 Warren Street
Newark, New Jersey  07103

June 13, 2011

VIA EDGAR AND FACSIMILE

Andrew D. Mew
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BioNeutral Group, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed February 15, 2011
File No. 333-149235

Dear Mr. Mew:

We acknowledge receipt of the letter of comment, dated May 20, 2011, from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-captioned matters.  The following reflects our responses to the Comment Letter.  The responses are numbered to coincide with the numbering of the comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 1.  Business

Recent Developments, page 1

1.	Please confirm that you will disclose the information included in all your responses as applicable in future filings. We note that you indicate that you will do so in some of your responses.

The Company will disclose the information in all responses as applicable in future filings.

Item 1.  Business

Recent Developments, page 1

2.
We note your response to comment one in our letter dated March 30, 2011.  Please tell us and disclose in future filings the process for “being approved to apply to be an affinity partner,” including the standards for determining who can apply and the steps required to apply.

June 13, 2011

Please see our disclosure below:

Prior to February 3, 2011, the Company has been in discussions with the Kentucky Hospital Association (“KHA”) in order to qualify as an applicant to become an Affinity Partner of the KHA.    The Affinity Partner Program provides opportunities for Kentucky hospitals to identify and evaluate pre-screened potential suppliers, consultants and other resources.  As an Affinity Partner the KHA may endorse for use certain of the Company’s products in certain health care settings.  The Company believes that achieving affinity partner status would enhance its marketing efforts in Kentucky.  In order to receive such status the Company must submit an Affinity Partner Program Application (the “KHA Application”).  Upon submission of the KHA Application, the KHA will perform certain processes of review and evaluation of the applicant and its products subject to a final scoring based on the KHA’s criteria.  Upon completion of their review and evaluations, the KHA will then recommend or decline the applicant based on the scoring related to their criteria.  If the product receives Affinity Partner status, a formal license agreement is entered into which allows the product to be marketed and advertised using certain marks and logos of the KHA.  A subscription fee would be due at that time as well.  The Company desires to achieve Affinity Partner status.  Currently however, the Company has not submitted the KHA Application and there is no contractual arrangement between KHA and the Company. Our affiliation is currently limited to us being approved to apply to be an affinity partner.

Item 7.  Management’s Discussion and Analysis or Plan of Operation, page 26

Results of Operations, page 29

Analysis of Impairment, page 30

3.
We note your response to comment four in our letter dated March 30, 2011 indicating the use of an independent valuation specialist who used the relief from royalty valuation method to perform the impairment analysis of your finite-lived intellectual property to determine fair value as of October 31, 2011.  Please provide us a copy of the independent valuation report so we can better understand your assumptions and valuation methodology.  We may have further comment.

Please see valuation report attached.

June 13, 2011

Item 8.  Financial Statements and Supplementary Data, page 32

Consolidated Financial Statements

Consolidated Balance Sheets, page 35

4.
We note your response to comment five in our letter dated March 30, 2011.  Since the convertible preferred stock, series A are issued by BioLabs, a 91% majority owned subsidiary, it is inappropriate to present this line item separately rather that within the non-controlling interests line item on the face of the consolidated financial statements.  Please revise.

Please see our disclosure below which will be made to reclassify the convertible preferred stock series A to non-controlling interest on  an ongoing forward basis since the effect of the change is less than $100:

Equity:
BioNeutral Group, Inc. Stockholders’ Equity
Common Stock, $.00001 Par Value; 200,000,000 shares authorized, 78,086,391 shares and 74,643,115 shares issued and outstanding at April 30, 2011 and October 31, 2010 respectively.	781	746
Additional Paid-in Capital	57,815,314	57,099,519
Accumulated Deficit	(50,904,784)	(49,762,192)
Total Bioneutral Group, Inc. Stockholders’ Equity	6,911,311	7,338,073

Non controlling Interest	479,367	570,217
Preferred Stock, $.001 par value; 5,000,000 shares authorized, with 800,000 designated as follows	-	-
Convertible Preferred Stock, Series A, $.001 par value; 800,000 shares authorized, 76,828 and 83,762 shares issued and outstanding at April 30, 2011 and October 31, 2010 respectively.
Preference Liquation Value $1,384,827 at April 30, 2011 and $1,509,810 at October 31, 2010 included in Non controlling interest	77	84
Total Non controlling Interest	479,444	570,301

Total Equity	7,390,755	7,908,374

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$11,490,036	$11,494,380

Consolidated Statements of Stockholders’ Equity, page 38

5.
We note your response to comment six in our letter dated March 30, 2011 regarding the basis for the line items relating to “adjustment to reconcile transfer records” and “disputed shares” of 4,755,536 and 2,634,730, respectively.  Your response states the matter relating to the disputed shares remains under review by management.  Please revise your disclosure in Note -9 Stockholder’s Equity (and Non-Controlling Interests) to clarify the reason for these line items along with their resolution.

June 13, 2011

Please see our disclosure below:

At the time of the reverse merger, the Company delivered to its transfer agent instructions to issue stock certificates in accordance with the schedule to the share exchange agreement. However, the Company did not receive share exchange consents in respect to all shares issued or receive stock certificates representing shares of BioNeutral Laboratories Corporation USA common stock for cancellation in accordance with the schedule to the share exchange agreement. This resulted in the Company’s records reflecting less common shares as being issued and outstanding than what the transfer agent’s report was reflecting. Previously, the Company disclosed “the adjustment to reconcile transfer agent records” on page 4 of its 2009 Form 10-K  by making  the following disclosure “Our transfer agent's records indicate that as of February 16, 2010, 65,618,604 shares of our common stock were outstanding and there were 111 holders of record of our common stock.  Our records, however, indicate that as of February 16, 2010, there were 60,849,200 shares of our common stock outstanding.  See Part I, Item I of this Annual Report Form 10-K for additional information.”  For the fiscal year ended October 31, 2010, the Company elected to record the difference between the transfer agent’s records and that of the Company.  Although the difference reported in 2009 was 4,769,404 shares, the final reconciled difference as of October 31, 2010 was 4,755,536 shares.  Based on the information currently available, the Company believes the accounting for these shares is final.

During the fiscal year ended October 31, 2010 the Company exchanged shares with several of the BioLabs preferred and common stockholders, all of whom exchanged their shares at a ratio of 1 share of preferred stock for 10 shares of common stock and 1 to 1 common exchange, except for four preferred stockholders and common stockholders of BioLabs who were issued an aggregate of 3,598,800 shares of common stock. These four shareholders exchanged their shares at a ratio of 200 shares of common stock for 1 share of preferred stock and a 1 to 1 common share exchange. Although all of the exchanged shares are reflected in the financial statements as issued and outstanding, the issuance of shares to the four holders who exchanged at the higher exchange ratio is subject to dispute.  As a result of the above transaction, the company is disputing the issuance 2,634,730 shares of common stock, which represents the difference between an exchange ratio of 200 to 1 versus 10 to 1.  A resolution of this dispute is currently being pursued by the Company.  However the exact nature and effect of such a resolution on the financial statements of the Company is not currently known. Therefore, the Company has no basis to estimate or quantify the effect of a resolution on its financial statements. In this regard, a prospective resolution could ultimately produce various financial statement effects including, but not limited to a reduction in the Company’s issued and outstanding common stock and an increase to earnings per share or no effect at all.

6.	With a view to enhance transparency, tell us and disclose the reasonably possible accounting impact on your financial statements upon resolution of these reconciliation discrepancies.

Please refer to the disclosure in item# 5. for the reasonably possible accounting impact on the Company’s financial statements.

Notes to Consolidated Financial Statements

Note  2 - Summary of Significant Accounting Policies, page 41

7.
We note your response to comment seven in our letter dated March 30, 2011 regarding your accounting policy for revenue recognition.  Please revise your accounting policy disclosure to include the information provided in your response in future filings.  Refer to SAB Topic 13.

June 13, 2011

Please see our disclosure below:

Sales are recognized when revenue is realized or realizable and has been earned in accordance with Securities and Exchange Staff Accounting Bulletin Topic 13. Most revenue transactions represent sales of our product that is contracted for manufacturing and shipment. The revenue recorded is presented net of sales and other taxes we collect on behalf of governmental authorities and includes shipping and handling costs, which generally are included in the list price to the customer. Our policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which can be on the date of shipment or the date of receipt by the customer and collectability is reasonably assured.  A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period that the revenue is recognized.

8.
We note your response to comment eight in our letter dated March 30, 2011 stating you do not inventory products at any location since your contract manufacturer ships products ordered by you directly to the customer.  Please revise to provide the substance of your disclosure in future filings.

Please see our disclosure below:

Inventories are stated at the lower of cost or market determined by the first-in, first-out method.  In the normal course of business, when a customer places an order, the Company will place an order for manufacturing with its contract manufacturer.  Once completed, the contract manufacturer will ship directly to the customer.  As such, the Company does not currently store inventoried product at any location.  In addition, the Company does not have significant sales.  If sales were to increase in the future, the Company may decide that the best course of action would be to carry inventory.

Note  7.  Related Party Payables, page 48

9.
We note your response to comment nine in our letter dated March 30, 2011 regarding the business reason for the consulting agreements dated in 2008 with two related parties, Pamani Foods LLC and Jina Partners Ltd., both of which expired in fiscal 2010.  Please revise your disclosure in future filings to state the business reason for these two agreements and the services you received.

Please see our disclosures below that will be included on Form 10-Q for the quarterly period ended April 30, 2011:

The Company and its director, Raj Pamani, are parties to a consulting agreement, dated as of June 15, 2008, pursuant to which Mr. Pamani agreed to accept responsibilities and take direction from the Company's board of directors.  Pursuant to the agreement, Pamani Foods LLC agreed to conduct market research and promote networking opportunities for sales of the Company’s products in India and certain Asian countries.  Under this agreement, we were obligated to pay Mr. Pamani $10,000 per month.  The Company and Mr. Pamani collectively agreed to terminate the agreement effective July 31, 2010.  During the three months ended April 30, 2010 the Company paid or credited and expensed $30,000 to Mr. Pamani under this agreement, which was recorded as consulting expense and recorded in a Related Party Payable account.  Mr. Pamani has charged certain personal expenses against the Company's cash account which have been treated by the Company as repayment of the Related Party Payable.

June 13, 2011

On September 6, 2008, the Company entered into an agreement with Jina Partners Ltd. (“Jina”), an affiliate of Raj Pamani, for consulting services relating to the development of market research and to promote networking opportunities for sales of the Company’s products in the European Union and certain Asian countries. Under this agreement, the Company was obligated to pay Jina $10,000 per month.  The term of this agreement was for two years and expired on September 4, 2010.  During the three months ended April 30, 2010, the Company paid or credited and expensed $30,000 to Jina.

Note 13 - Comment and Contingencies, page 55

Searchhelp, Inc. Royalty Rights, page 56

10.
We note your response to comment 11 in our letter dated March 30, 2011.  You indicate an evaluation will be completed within 90 days as to whether you have any liability including refunding any of the cash and equity consideration you received from Searchhelp, Inc. under the 2004 agreement.  However, you did not explain if Searchhelp, Inc. can terminate the agreement and request a refund of the consideration based on the terms of the agreement.  Please explain.  Please revise to provide more detail on the reason why you cannot estimate the liability and the current status of your evaluation.  Please revise your disclosure in future filing to disclose the amount of the estimated liability, if any, or an estimated range of your liability upon completion of your evaluation.

The Company will add the following disclosure to future filings:

Searchhelp, Inc. Royalty Rights

On February 3, 2004, the Company’s subsidiary, Environmental Commercial Technology, Corp. (“ECT”), entered into an agreement with Searchhelp, Inc. (“Searchhelp”).  Searchhelp paid cash and issued shares of its common stock and stock warrants to ECT in order to acquire a royalty equal to 5% of the gross sales of a product ECT was developing (the “U.S. Product”).  The U.S. Product, which has not been commercially released and has not been approved by the U.S. Environmental Protection Agency ("EPA"), was intended to prevent the growth of mold and fungus.  The Company has determined that for reasons based on the underlying science, the U.S. Product cannot be approved by the EPA.  As a result, the U.S. Product is not commercially viable for the production of revenue.  The agreement with Searchhelp was for a 5 ½ year term, commencing on the first quarter in which the royalty payments to Searchhelp have aggregated to $50,000.  The U.S. Product has not produced revenue and therefore the Company is under no obligation to make royalty payments.  With respect to the consideration paid in the form of cash and issued shares by Searchhelp to ECT, repayment is contingent to the extent that the Company has materially modified the underlying license agreements.  The Company has not modified the underlying license agreements, and as such, is under no obligation to return the consideration of cash and shares.  Accordingly, no liability has been recorded.    The Company reached these conclusions based on recent internal review of the underlying agreements and products related thereto.

June 13, 2011

Item 9A.  Controls and Procedures, page 58

11.
We note your response to comment 12 in our letter dated March 30, 2011 and we re-issue it in part.  Please tell us and disclose in future filings how you intend to correct the deficiencies in your disclosure controls and procedures and provide a timeframe for completion.

Please see our disclosures below:

Traditionally the Company has not possessed adequate financial resources to address all aspects of the control environment to effectively state that it has control over all material aspects.  In large part, a similar scenario exists today due to the current financial condition of the Company.  Future material enhancements will largely depend on the addition of future financial resources generated from operations or capital funding.  The Company believes that sales of its recently EPA approved Ygiene®  formulation will produce the necessary financial resources within the next six to twelve months to retain a Chief Financial Officer (“CFO”) and form an audit committee.  With the addition of a CFO and a formal audit committee, the Company believes that it could achieve material effectiveness of the internal control environment.

12.
We note your response to comment 13 in our letter dated March 30, 2011and we re-issue it in part.  Please tell us and disclose in future filings the member of the board with financial and accounting expertise.

Please see our disclosures below:

Mr. Stratton graduated from the University of Cincinnati in June 1970 and passed the CPA exam in November 1970.  He is a past president of the Kentucky Society of CPA’s and was elected three times to the American Institute of Certified Public Accountants Governing Council.  He served as a Team Captain for the American Institute of Certified Public Accountant peer review teams and currently performs peer reviews.  He is a Member and Owner of Jones, Nale & Mattingly PLC, a 30 person CPA firm in Louisville KY.  Mr. Stratton performs traditional accounting services of audit, tax and consulting.  In addition, Mr. Stratton performs expert witness testimony.  He holds designations as a CPA, ABV. CFE and CrFA.

June 13, 2011

Form 10-Q for the Quarterly Period Ended January 31, 2011

Exhibit 31.1

13.	The certification refers to annual report on form 10-Q. Please insure that the correct reference is used in future certifications.

Please see our disclosures below:

I have reviewed this quarterly report on Form 10-Q of BioNeutral Group, Inc. for the period ended April 30, 2011;

BioNeutral Group, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and BioNeutral Group, Inc. will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact our outside counsel, Robert H. Friedman, at (212) 451-2220 or Jason S. Saltsberg at (212) 451-2320.

Sincerely,

/s/ Stephen Browand

Stephen Browand
President and Chief Executive Officer

cc:           Robert H. Friedman, Esq.,
Olshan Grundman Frome Rosenzweig & Wolosky LLP